UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 18, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 01 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

2.             A Stock Exchange Announcement dated 01 November 2017 entitled ‘TOTAL VOTING RIGHTS’

3.             A Stock Exchange Announcement dated 02 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

4.             A Stock Exchange Announcement dated 03 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

5.             A Stock Exchange Announcement dated 03 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

6.             A Stock Exchange Announcement dated 06 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

7.             A Stock Exchange Announcement dated 07 November 2017 entitled ‘VODAFONE LAUNCHES “V BY VODAFONE” BRINGING WORLD-LEADING IOT EXPERTISE TO CONSUMERS’

8.             A Stock Exchange Announcement dated 07 November 2017 entitled 'TRANSACTION IN OWN SHARES'

9.             A Stock Exchange Announcement dated 08 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

10.      A Stock Exchange Announcement dated 09 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

11.      A Stock Exchange Announcement dated 09 November 2017 entitled ‘VODAFONE AND CITYFIBRE BRING GIGABIT-SPEED FIBRE TO THE UK’

12.      A Stock Exchange Announcement dated 10 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

13.      A Stock Exchange Announcement dated 13 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

14.      A Stock Exchange Announcement dated 14 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

15.      A Stock Exchange Announcement dated 15 November 2017 entitled ‘Director/PDMR Shareholding’

16.      A Stock Exchange Announcement dated 15 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

17.      A Stock Exchange Announcement dated 16 November 2017 entitled ‘TRANSACTION IN OWN SHARES’

01 November 2017

RNS: 1722V

1 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	31 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	216.1500
Lowest price paid per share (pence):	213.7500
Volume weighted average price paid per share (pence):	215.1780

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 1,997,394,789 of its ordinary shares in treasury and have 26,817,294,509 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 31 October 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 215.1780 pence per share as one transaction at 17:08 (GMT) on the London Stock Exchange (transaction reference: 7322357663449513129-20171031); and

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 31 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:08 (GMT) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	215.1780	6,627,881
LSE	215.1780	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1722V_1-2017-10-31.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

01 November 2017

RNS: 2627V

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 October 2017:

Vodafone’s issued share capital consists of 28,814,689,298 ordinary shares of US$0.20 20/21 of which 1,997,394,789 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,817,294,509. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

02 November 2017

RNS: 3228V

02 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	01 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	219.2500
Lowest price paid per share (pence):	217.5000
Volume weighted average price paid per share (pence):	218.4455

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,010,647,727 of its ordinary shares in treasury and have 26,804,041,571 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 01 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 218.4455 pence per share as one transaction at 17:12 (GMT) on the London Stock Exchange (transaction reference: 7525793702867139017-20171101); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 01 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:10 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	218.4455	6,627,881
LSE	218.4455	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3228V_-2017-11-1.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

03 November 2017

RNS: 4589V

3 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

On 5 October 2017, Vodafone purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’).

As required under the Market Abuse Regulation (‘MAR’) Vodafone reported these purchases to each competent authority which Vodafone is required to report to under MAR. This information should have also been disclosed publicly by 6 October 2017, however this disclosure was inadvertently not made. For completeness, the information on the purchases made on 5 October 2017 is set out below. This announcement does not affect any of the other announcements made by Vodafone in connection with the Programme which remain correct.

The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	5 October 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	17,047,628
Highest price paid per share (pence):	212.0000
Lowest price paid per share (pence):	208.8000
Volume weighted average price paid per share (pence):	210.0085

Vodafone holds the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone held 1,743,843,040 of its ordinary shares in treasury and had 27,070,846,128 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Vodafone when the MCB was issued. In connection with the above purchases, on 5 October 2017 J.P. Morgan (as principal) elected to:

•     sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 210.0085 pence per share as one transaction at 17:13 (BST) on the London Stock Exchange (transaction reference: 2380323343442669594-20171005); and

•     purchase 10,419,747 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 5 October 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:12 (BST) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	210.0085	6,627,881
LSE	210.0085	10,419,747

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4589V_-2017-11-2.pdf

This announcement will also be available on Vodafone’s website at:  http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

03 November 2017

RNS: 4572V

03 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	02 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	222.6500
Lowest price paid per share (pence):	218.8000
Volume weighted average price paid per share (pence):	221.0112

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,023,903,673 of its ordinary shares in treasury and have 26,790,785,625 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 02 November 2017 J.P. Morgan (as principal) elected to:

•     sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 221.0112 pence per share as one transaction at 17:19 (GMT) on the London Stock Exchange (transaction reference: 7716301684565366873-20171102); and

•     purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 02 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:18 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	221.0112	6,627,881
LSE	221.0112	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4572V_-2017-11-2.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

06 November 2017

RNS: 5828V

06 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	03 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	222.4500
Lowest price paid per share (pence):	218.0000
Volume weighted average price paid per share (pence):	219.6900

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,037,159,619 of its ordinary shares in treasury and have 26,777,530,309 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 03 November 2017 J.P. Morgan (as principal) elected to:

•     sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 219.3500 pence per share as one transaction at 17:22 (GMT) on the London Stock Exchange (transaction reference: 7903572704031434337-20171103); and

•     purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 03 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:21 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	219.3500	6,627,881
LSE	220.03	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5828V_-2017-11-3.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

07 November 2017

RNS: 7169V

07 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	06 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	220.2500
Lowest price paid per share (pence):	218.0500
Volume weighted average price paid per share (pence):	219.0217

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,050,347,663 of its ordinary shares in treasury and have 26,764,342,265 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 06 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 218.8750 pence per share as one transaction at 17:16 (GMT) on the London Stock Exchange (transaction reference: 8467314305824746914-20171106); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 06 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:15 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	218.8750	6,627,881
LSE	219.1683	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7169V_-2017-11-6.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

07 November 2017

RNS Number: 7173V

7 November 2017

Vodafone launches “V by Vodafone” bringing world-leading IoT expertise to consumers

Vodafone today entered the Internet of Things (IoT) consumer market with the launch of “V by Vodafone” enabling consumers to connect millions of home and leisure electronics products to the Group’s dedicated global IoT network - the largest of its kind in the world.

IoT technologies bring Internet-connected network intelligence to a wide range of devices at work, home and on the move. Analyst estimates suggest that by 2020 there will be more than 370 million consumer electronics and smart home devices capable of connection to mobile IoT networks in the countries in which Vodafone operates, up from around 50 million today.*

“V by Vodafone” is a new, simple system for consumers to connect and manage IoT devices and a product range that includes a connected car dongle, a 4G security camera, a pet location and activity tracker and a bag location tracker.

Vodafone’s consumer IoT strategy will build upon the company’s extensive track record in developing and implementing enterprise IoT technologies. The Group is the mobile world leader in IoT, with 59 million IoT connections and an international network and services platform for a wide range of business-critical applications.**

The new, simple way for consumers to connect IoT devices

“V by Vodafone” comprises:

•                            the dedicated IoT “V-Sim by Vodafone”. The Sim card will be shipped as standard with IoT-enabled consumer electronics products sold by Vodafone from today. “V-Sim by Vodafone” will be also offered by third-party retailers next year;

•                            the “V by Vodafone” smartphone app, providing customers with a single and intuitive overview of all IoT-enabled products registered to their account. Setting up each product is simple: customers scan a QR code on the product packaging to register it and add the monthly fee to their existing Vodafone mobile account;

•                            automatic straight-out-of-the-box connection to the international Vodafone IoT network in any of 32 countries***. Customers benefit from a straightforward means of managing all of their connected devices from a single interface wherever they are, and wherever they travel. Unlike Wi-Fi-enabled devices, “V by Vodafone” products are constantly connected wherever there is a mobile signal;

•                            a single, affordable fixed monthly price plan for each product connected with a “V-Sim by Vodafone”, making it easy for consumers to use multiple IoT-enabled products; and

•                            during 2018, Vodafone will launch a new online product marketplace open to IoT developers that will greatly extend the product choice for customers.

The “V by Vodafone” concept and product range were developed with insights from comprehensive research involving more than 15,000 consumers in Germany, Italy, Spain and the UK.

Launch products

Vodafone has focused on four product categories at launch. Other categories will follow in 2018.

The products will be available for purchase by current Vodafone mobile customers from today in selected Vodafone stores in Germany, Italy, Spain and the UK. They can also be purchased online at v.vodafone.com.

V-Auto by Vodafone uses the same IoT technologies developed by Vodafone for some of the world’s most advanced connected cars. The “plug and drive” dongle can be added to most vehicles on European roads manufactured since 2002. The “V-Auto by Vodafone” dongle is fitted to the car in seconds by the customer and is fully configured within minutes.

Once connected, “V-Auto by Vodafone” adds the following capabilities to any compatible vehicle.

•                            Auto SOS: the car owner will be contacted and offered support in the event of an accident in their home country. An automated call will be made to the emergency services if there is no response. The Auto SOS function provides the kind of eCall capability that will be a mandatory safety feature fitted in all new cars sold in the European Union from 2018, but does so simply and cheaply for millions of older vehicles that would not otherwise benefit from this life-saving technology.

•                            Find My Car: enabling the car owner to track the whereabouts of their vehicle.

•                            Safety Score: providing driving performance statistics on every journey. This is ideal for helping younger or inexperienced drivers improve their road sense.

V-Camera by Vodafone is a high-definition mobile security camera that automatically connects to Vodafone’s IoT network. This enables customers to set up continuous remote video monitoring of any location where there is 3G or 4G coverage.

V-Pet by Vodafone is a location and activity tracker for dogs and cats. Owners can track their pets using a combination of GPS and the mobile network and get smartphone alerts if their pet strays from a designated area. They can also use the activity monitor to track their pet’s movements and sleeping patterns.

V-Bag by Vodafone is an advanced briefcase, handbag and schoolbag tracker that helps customers reduce the risk of theft or loss. Customers can set up a smartphone alert to notify them if a bag leaves a designated area such as a playground or crowded bar.

Vodafone Group Chief Executive, Vittorio Colao, said: “The Internet of Things is already beginning to transform how businesses operate. Over the next decade, the expansion of IoT into consumer markets will bring about an equally dramatic shift in how people manage their daily lives, at home and in their leisure time. “V by Vodafone” makes it simple to connect a wide range of IoT-enabled devices, helping customers keep everyone and everything that matters to them safe and secure. We look forward to applying our world-leading expertise in IoT to help consumers make the most of the next phase of the global digital revolution.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 June 2017, Vodafone Group had 523.5 million mobile customers and 18.5 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

*Company estimates derived from Analysys Mason, Berg Insight, Ericsson, Strategy Analytics and Vodafone proprietary information.

**Research from Analysys Mason and Current Analysis. Vodafone has also been positioned as a Leader in the Gartner Magic Quadrant for Managed M2M Services worldwide for the fourth consecutive year. Vodafone IoT technologies are embedded within connected vehicles built by Audi, BMW, Daimler Benz, Ford, General Motors, Jaguar Land Rover, Porsche, SEAT, VW and Yamaha motorbikes. Vodafone’s IoT network and services also support smart meter capabilities for energy companies including Centrica, EDF and nPower and provide connectivity for consumer electronics products such as the Amazon Kindle and devices manufactured by Bosch, Panasonic, Philips Lighting and TomTom.

***Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland and the UK.

This information is provided by RNS

The company news service from the London Stock Exchange

END

NRAMMMGMRVFGNZM

08 November 2017

RNS: 8449V

08 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	07 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	219.4500
Lowest price paid per share (pence):	216.6750
Volume weighted average price paid per share (pence):	219.0217

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,063,578,188 of its ordinary shares in treasury and have 26,751,111,740 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 07 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.6750 pence per share as one transaction at 17:22 (GMT) on the London Stock Exchange (transaction reference: 8662167557475936185-20171107); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 07 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:20 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.6750	6,627,881
LSE	218.3775	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8449V_-2017-11-7.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

09 November 2017

RNS: 9783V

09 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	08 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,241,937
Highest price paid per share (pence):	217.2500
Lowest price paid per share (pence):	215.6000
Volume weighted average price paid per share (pence):	216.0982

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,076,820,125 of its ordinary shares in treasury and have 26,737,869,803 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 08 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.1648 pence per share as one transaction at 17:23 (GMT) on the London Stock Exchange (transaction reference: 8852642553825340889-20171108); and

•                  purchase 6,614,056 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 08 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:21 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.1648	6,627,881
LSE	216.3279	6,614,056

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9783V_-2017-11-8.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

09 November 2017

RNS: 9961V

9 November 2017

VODAFONE AND CITYFIBRE BRING GIGABIT-SPEED FIBRE TO THE UK

•    Strategic partnership to deliver Fibre-to-the-Premises (FTTP) infrastructure to up to 5 million homes and businesses

Vodafone and CityFibre, the UK’s largest alternative provider of wholesale fibre network infrastructure, today announced a long-term strategic partnership that will bring ultrafast Gigabit-capable full fibre broadband to up to five million UK homes and businesses by 2025.

Under the wholesale agreement, Vodafone will have a period of exclusive rights (predominantly during the build phase of each city network) to market ultrafast consumer broadband services on the FTTP network to be built, operated and owned by CityFibre. Construction of the first phase of deployment to one million premises is due to start in the first half of 2018 and will be largely complete in 2021. Both parties have the right to extend the commercial terms of this agreement to expand coverage to a further four million homes and businesses by 2025.

FTTP networks use fibre-optic cables for every stage of the connection from the customer’s home or workplace to the Internet, providing extremely fast and reliable broadband services capable of Gigabit speeds (1,000 mbps). FTTP broadband connections are vastly superior to outdated networks that rely on old copper telephone lines to connect to the customer’s premises, enhancing business productivity and transforming consumers’ daily lives.

The Vodafone and CityFibre partnership represents one of the most significant developments in UK telecommunications since the launch of ADSL broadband around 17 years ago. The partnership will help to bridge Britain’s fibre gap, bringing world-class Gigabit-capable FTTP connections to households, businesses and public sector sites such as schools, hospitals and GP surgeries, and delivering 50% of the UK Government’s target of ‘full fibre’ to 10 million homes and businesses.  Advanced fibre networks are also critical for mobile networks, providing the very high-capacity backhaul connections required for 5G mobile services from the early 2020s onwards.

The agreement provides Vodafone UK with access to a superior product at a lower cost and with better service conditions than the regulated wholesale terms offered by the incumbent operator for access to its legacy copper telephone line broadband network. It is consistent with Vodafone Group’s capital-smart fixed infrastructure strategy that aims for an optimal mix of build/strategic partnership/wholesale/buy approaches in fixed broadband. This strategy has positioned Vodafone as the fastest growing broadband provider in Europe, marketing high-speed broadband services to 99 million European homes - a footprint that will be expanded further under this agreement.

Chief Executive of CityFibre Greg Mesch said: “This agreement will unlock the UK’s full fibre future and is a major step forward in delivering our vision for a Gigabit Britain. With this commitment from Vodafone, we have a partner with whom we can transform the digital capabilities of millions of homes and businesses and establish an unassailable wholesale infrastructure position across 20% of the UK broadband market.”

Vodafone UK Chief Executive Nick Jeffery said: “Vodafone is already playing the leading role in building the Gigabit Society across Europe by providing customers with high-speed, high-quality broadband. The UK has fallen far behind the rest of the world, trapped by the limited choice available on legacy networks. We look forward to working with CityFibre to build the Gigabit fibre network that the UK needs and deserves.”

-ends-

Summary of key terms:

•     CityFibre will build, operate and own this new FTTP network, providing wholesale access to Vodafone and other service providers.

•     Construction of the first phase of deployment to one million premises is due to start in the first half of 2018 and will be largely complete in 2021. The first towns and cities to benefit from the FTTP rollout will be announced over the coming months.

•     Marketing of FTTP services will commence from mid-2018 with the first customers connected towards the end of 2018.

•     Vodafone has made a minimum volume-based commitment for 10 years which increases over the period to 20% of the initial one million premises.  In turn, Vodafone has been granted a period of exclusivity, city-by-city, for consumer FTTP, predominately during the construction phase.

•     The first phase of the agreement encompassing one million homes is estimated by CityFibre to be worth over £500 million over 20 years, assuming that the ten-year 20% minimum volume commitment is maintained throughout the subsequent ten years.

•     Both parties have the right to extend these terms to further roll-outs reaching up to four million additional premises by 2025.

For more information, please contact:

Vodafone

Vodafone Group Investor Relations	Vodafone UK Media Relations
Telephone : +44 (0)7919 990 230	Telephone: 01635 693 693
Email: ir@vodafone.co.uk	Email: ukmediarelations@vodafone.com

CityFibre

National and investment media	Trade and regional media
Vigo Communications	Weber Shandwick
Tel: 020 7830 9703	Tel : 07738 086 818
Email: cityfibre@vigocomms.com	Email : dowen@webershandwick.com

About Vodafone Group

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 June 2017, Vodafone Group had 523.5 million mobile customers and 18.5 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About CityFibre

CityFibre is the UK’s largest alternative provider of wholesale full fibre network infrastructure. It has major metro duct and fibre footprints in 42 cities across the UK, a national long distance network, and provides a portfolio of active and dark fibre services. The company has an extensive customer base spanning service integrators, enterprise and consumer service providers and mobile operators. CityFibre is based in London, United Kingdom, and its shares trade on the AIM Market of the London Stock Exchange (AIM: CITY). Further information on the company can be found at www.cityfibre.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

NRABLBATMBJMMRR

10 November 2017

RNS: 1080W

10 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	09 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,269,955
Highest price paid per share (pence):	223.3500
Lowest price paid per share (pence):	216.0000
Volume weighted average price paid per share (pence):	218.7615

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,090,084,045 of its ordinary shares in treasury and have 26,724,605,883 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 09 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 218.7615 pence per share as one transaction at 17:33 (GMT) on the London Stock Exchange (transaction reference: 9040804177709904980-20171109); and

•                  purchase 6,642,074 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 09 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:32 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	218.7615	6,627,881
LSE	218.7615	6,642,074

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1080W_-2017-11-9.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

13 November 2017

RNS: 2375W

13 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	10 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	222.7000
Lowest price paid per share (pence):	217.7000
Volume weighted average price paid per share (pence):	218.5359

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,103,317,839 of its ordinary shares in treasury and have 26,711,372,089 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 10 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 217.7000 pence per share as one transaction at 17:03 (GMT) on the London Stock Exchange (transaction reference: 10231504785650167-20171110); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 10 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:01 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	217.7000	6,627,881
LSE	219.3718	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2375W_-2017-11-10.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

14 November 2017

RNS: 3744W

14 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	13 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	219.4000
Lowest price paid per share (pence):	215.7000
Volume weighted average price paid per share (pence):	216.7544

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,116,519,252 of its ordinary shares in treasury and have 26,698,170,676 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 13 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 216.0250 pence per share as one transaction at 17:13 (GMT) on the London Stock Exchange (transaction reference: 575178171323013731-20171113); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 13 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:12 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	216.0250	6,627,881
LSE	217.4838	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3744W_-2017-11-13.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

15 November 2017

RNS: 5055W

15 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	14 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,946
Highest price paid per share (pence):	228.0000
Lowest price paid per share (pence):	224.1500
Volume weighted average price paid per share (pence):	226.5468

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,129,764,239 of its ordinary shares in treasury and have 26,684,925,689 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 14 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 226.5468 pence per share as one transaction at 17:38 (GMT) on the London Stock Exchange (transaction reference: 772909944415724516-20171114); and

•                  purchase 6,628,065 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 14 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:15 (GMT) on the London Stock

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	226.5468	6,627,881
LSE	226.5468	6,628,065

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5055W_-2017-11-14.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

15 November 2017

RNS: 5691W

Acquisition of shares

The below individual acquired shares under the Vodafone Global Incentive Plan. The award is in connection with the conditional share awards granted on 13 November 2015 by the Company. The vesting of the award was conditional on continued employment with the Vodafone Group.  For further details of the Plan, please see the Company’s 2017 Annual Report, available at www.vodafone.com/investor.

As the vesting took place during a closed period, a default sale of shares was undertaken to cover withholding tax obligations. The individual was not permitted to transact in any net shares remaining.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of performance shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1676	177,780
		GBP 2.1676	89,301

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 177,780 Ordinary shares Aggregated price of shares acquired: GBP 385,355.93 Aggregated volume of shares sold: 89,301 Ordinary shares

Aggregated price of shares sold: GBP 193,568.85
e)	Date of the transaction	2017-11-13
f)	Place of the transaction	London Stock Exchange (XLON)

16 November 2017

RNS: 6392W

16 November 2017

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Transaction in Own Shares

Vodafone announces that it has purchased the following number of its ordinary shares of 0.20 20/21 US cents on Exchange (as defined in the Rules of the London Stock Exchange) from J.P. Morgan Securities plc (‘J.P. Morgan’) as part of its buy-back programme announced on 31 August 2017 (the ‘Programme’). The sole purpose of this Programme is to reduce the issued share capital of Vodafone to avoid an increase in the issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

Date of purchase:	15 November 2017
Number of ordinary shares of 20 20/21 US cents each purchased:	13,255,931
Highest price paid per share (pence):	230.5000
Lowest price paid per share (pence):	227.9500
Volume weighted average price paid per share (pence):	228.9098

Vodafone intends to hold the purchased shares in treasury. Following the settlement of the purchased shares, Vodafone will hold 2,140,915,389 of its ordinary shares in treasury and have 26,673,804,179 ordinary shares in issue (excluding treasury shares).1

As part of the Programme, J.P. Morgan (JPMSGB2L) may elect to purchase Vodafone ordinary shares and sell such shares to Vodafone and/or sell to Vodafone ordinary shares it already holds at the start of the Programme as a result of its role in the accompany option structure entered into by Vodafone when the MCB was issued. In connection with the above purchases, on 15 November 2017 J.P. Morgan (as principal) elected to:

•                  sell 6,627,881 Vodafone ordinary shares it held at the start of the Programme to Vodafone. Vodafone purchased such shares at 228.4250 pence per share as one transaction at 17:32

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

(GMT) on the London Stock Exchange (transaction reference: 960583385137548223-20171115); and

•                  purchase 6,628,050 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by J.P. Morgan on 15 November 2017 is set out below. Such ordinary shares were sold to Vodafone as one transaction at 17:23 (GMT) on the London Stock Exchange at the volume weighted average price paid per share by J.P. Morgan for such shares which is set out below (transaction reference: below).

Schedule of purchases — aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
LSE	228.4250	6,627,881
LSE	229.3946	6,628,050

Schedule of purchases — individual transactions

To view the schedule of purchases, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6392W_-2017-11-15.pdf

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	December 18, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary